Panoshan Marketing Corp.

Suite 400, 715-5th Ave S.W.,

Calgary, Alberta, T2P 2X6, Canada

Tel: (403) 461-8425 Facsimile: (403) 206-2439

Friday, January 27, 2006

Via Electronic Filing via Edgar and Overnight Courier

Ms. Elaine Wolf – Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Wolf:

This letter shall serve as the formal request of Panoshan Marketing Corp. that the effective date of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 23, 2006, be accelerated to be effective as of Wednesday, February 1, 2006  at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Panoshan Marketing Corp. hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Panoshan Marketing Corp. from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Panoshan Marketing Corp. may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Panoshan Marketing Corp. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/ Jonathan Levine

Jonathan Levine – President and principal executive officer